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                           May 8, 2024

       Gary Swidler
       President and Chief Financial Officer
       Match Group, Inc.
       8750 North Central Expressway, Suite 1400
       Dallas, Texas 75231

                                                        Re: Match Group, Inc.
                                                            Form 10-K for the
Fiscal Period Ended December 31, 2023
                                                            Form 8-K filed
January 30, 2024
                                                            File No. 001-34148

       Dear Gary Swidler:

              We have reviewed your April 15, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to the Consolidated Financial Statements, page 62

   1. We note your response to prior comment one and your statement that the Board of
                                                        Directors receives
forecasted and actual results for revenue, AOI, and OI (including AOI and OI margins) at the
Brand Group level in its quarterly reporting. Please confirm whether your CODM also
receives this Brand Group-level information, the frequency it is received, and how it is
used. Also confirm if the CODM receives this same Brand Group-
                                                        level of detail during
the budgeting process.
   2.                                                   Please describe how
each of the Brand CEOs and other of the CODM   s direct reports are
                                                        compensated, including
whether any compensation is dependent on a measure of
                                                        profitability at the
Brand Group level.
 Gary Swidler
Match Group, Inc.
May 8, 2024
Page 2

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGary Swidler                           Sincerely,
Comapany NameMatch Group, Inc.
                                                         Division of
Corporation Finance
May 8, 2024 Page 2                                       Office of Technology
FirstName LastName